Exhibit 99.3

NEWS RELEASE

STORM CAT ENERGY PROVIDES AN INTERIM FOURTH QUARTER OPERATIONAL
UPDATE; COMPANY’S RESERVES, VALUATION AND CASH FLOW ON THE RISE AS
POWDER RIVER BASIN ACREAGE IS SUCCESSFULLY DRILLED

CALGARY, AB and DENVER, CO – (PR Newswire) – November 30, 2005 – Storm Cat Energy Corporation (AMEX: SCU; TSX.V: SME) provides a year-to-date update on the Company’s operations.  Highlights include:

•                  A production increase of 33% from 121 Storm Cat operated wells;

•                  As of September 30, 2005, total proved net reserves on the Company’s Powder River Basin acreage are estimated at 9.932 bcf (billion cubic feet), an increase of 5% from the year-end 2005 estimate;

•                  Storm Cat initiated its drilling program on July 19, 2005 and has now drilled 26 wells of a 120 well program;

•                  Re-activated three wells on the Elk Valley acreage in British Columbia, and drilled two new wells north of the pilot project which encountered thick, gas-charged coal seams;

•                  Secured a drilling rig for the Alaska project;

•                  Commencing a three well drilling program at Moose Mountain, Saskatchewan.

Powder River Basin, Wyoming

Current Powder River daily production remains at approximately 4 MMCFD (million cubic feet per day)  of natural gas from its coalbed methane (CBM) play located in Campbell County, Wyoming.  This marks a 33% increase since taking over the properties in March 2005.  To date, 26 wells have been drilled, including 17 multi-seam completion wells in a combination of the Cook, Wall and Pawnee coal seams.  The remaining nine wells are completed in only the shallower Canyon coal seam, but drilled on 160-acre spacing versus the normally accepted 80-acre spacing.   The 26 wells drilled to date are in various stages of dewatering and are currently producing approximately 400 MCFD which is consistent with Storm Cat’s internal production model.  Multi-seam completion techniques help economically capture incremental reserves in a single wellbore, significantly reducing finding and development (F&D) costs.  Well analysis on the experimental Canyon 160-acre spacing is also showing improved recoveries by capturing hydrocarbons with fewer wells.

Storm Cat currently has three drilling rigs working in the Powder River Basin.  The rigs will continue to exploit the Powder CBM leaseholds where the Company is currently drilling on its first 37-well Federal Plan of Development.  A second Federal Plan of Development, which totals 68 wells, has been filed and is in the final process of approval which should secure ample Powder River Basin drilling activity going forward.  As previously announced, the Company is on track to complete its 120-well program by early second quarter 2006.  Storm Cat’s projected well economics for its Northeast Spotted Horse program is less than $0.88 per MCF in F&D costs with an overall project rate of return in excess of 70%.

Powder River Basin Reserves at September 30, 2005

Storm Cat also announces results from its recently completed reserve report for the period ending September 30, 2005.  The reserves in the report only represent the Company’s Powder River Basin assets.  Total proved reserves were estimated at 9.932 bcf equivalent as compared to 9.450 bcf equivalent at December 31, 2004.  Estimated probable reserves were 4.109 bcf as compared to 4.420 bcf at December 31, 2004.  Storm Cat’s estimated, pre-tax future net revenue discounted at 10% (commonly known as the SEC PV-10 figure) for proved reserves at September 30, 2005 was $44.6 million USD versus $13.9 million USD at year-end 2004.  The PV-10 calculation used net commodity prices of $11.005 CIG Rocky Mountains per million British thermal units (MMBtu) of natural gas.

Storm Cat’s total proved reserve estimates are prepared by independent reservoir engineering consultants, Netherland, Sewell & Associates of Houston, Texas, and conform to the definition as set forth in the SEC Regulation S-X Part 210.4-10 (a) as clarified by subsequent Commission Staff Accounting bulletins. The proved reserves are also in accordance with Financial Accounting Standards Board Statement No. 69 requirements.

Reserve mix for the Powder River Basin is 100% natural gas, with 28% categorized as proved developed and 62% proved undeveloped.  In accordance with SEC guidelines, proved reserve estimates do not include any probable or possible reserves which may exist for Storm Cat’s Powder River properties.  Further, Netherland, Sewell & Associates has not provided probable or possible reserves estimates for Storm Cat’s other properties at this time.

Storm Cat Energy Powder River Basin, Wyoming Proved Reserves at September 30, 2005

		Future Net Revenue (M$/USD)
	Net Reserves	Total Undiscounted	Present Worth at 10% Discount
Category	Gas (MMCF)
Proved Developed	2,197.1	13,898.5	11,918.0
• Producing	1,665.5	10,252.8	9,065.8
• Non-Producing	531.6	3,645.7	2,852.2
Proved Undeveloped	7,734.5	44,179.3	32,718.5
Total Proved	9,931.6	58,077.8	44,636.5
Total Probable	4,109.2	25,015.4	19,194.9

Assumes commodity prices of $11.005/MMBtu CIG Rocky Mountains

Elk Valley, British Columbia, Canada

As announced in the June 9, 2005 news release, Storm Cat entered into a Farm-in and Joint Venture agreement, with EnCana Corporation, on 77,775 gross acres (31,110 gross hectares) in the Elk Valley area of southeastern British Columbia. To date, Storm Cat has re-activated three wells in the Elk Valley western pilot, adding a new coal interval to the completion in two of three wells.  During the 12 months the pilot was shut-in, reservoir pressures had rebounded to the point that a significant volume of water must be produced before pre-shut-in gas rates are expected from the original coal seams.  Currently, the three wells are producing approximately 95 MCFD of gas and 300 BWPD (barrels of water per day).

Storm Cat and EnCana drilled two new wells north of the pilot project.  The ECA Stormcat Mosquito d-85-L/82-J-2 was drilled to a total depth of 2,388 feet (728 meters), encountering 175 feet (53 meters) of coal in nine coal packages between 656 and 2,333 feet (200 and 711 meters).  The ECA ECOG GREENHILLS a-84-L/82-J-2 was then drilled to 2,421 feet (738 meters), with 207 feet (63 meters) of coal in the same nine coal packages between 856 and 2,352 feet (261 and 717) meters deep.  Gas shows were recorded in the coals.  The new wells were drilled faster and straighter than the original pilot wells.  The d-85 well was drilled, cased and cemented in eight days, seven hours.  The a-84 well was drilled, cased, and cemented in seven days, 10 hours.  Both wells are being prepared for initial completion and tie-in to the pilot facilities at this time.   These newly drilled wells are expected to be placed on production test in mid-January 2006.  With success in the exploratory wells and in the pilot reactivation, Storm Cat will establish a second core CBM operating area.

Alaska

Storm Cat now owns 100% interest in over 35,000 acres on-shore Cook Inlet.  Negotiations with drilling contractors are currently underway in order to secure a rig for drilling the initial test well.  A location for the Northern Dancer No. 1 has been selected.  The well will be drilled to a depth of approximately 7,500 feet to test conventional targets in the Tyoneck formation as well as evaluate the shallower coalbed methane potential.  Spud date on this initial exploratory well is estimated for mid-January.

Moose Mountain, Saskatchewan, Canada

Storm Cat completed its preliminary geological/engineering review of the Moose Mountain, Saskatchewan area.  Storm Cat holds a 30% WI on a 236,000-acre block. The Company now intends to focus its attention on the Second White Specks formation. Geological and engineering data indicate the Second White Specks in the Moose Mountain area has similar characteristics to widespread producing areas in western Saskatchewan. Storm Cat plans to drill three exploratory wells in mid-December or early January, 2006, depending upon rig availability.

Mongolia

Storm Cat continues evaluating the reserve potential and emerging markets for its coalbed methane exploration licenses which encompass more than 18 million acres.  In the fulfillment of its Production Sharing Contracts (the “PSC”),  Storm Cat mapped the surface geology in four basins; Tsaidam, Nalaikh, Baga, and Tugrug, constructed cross sections in Tsaidam basin, and conducted geophysical surveys (Vertical Electrical Surveys) in Tsaidam and Tugrug basins.  During the field mapping, Storm Cat geologists trenched the coals, mapped outcrops, recorded faults and re-surveyed some of the original coreholes to better understand the coal stratigraphy and re-map the surface geology. During the winter season, Storm Cat will be analyzing this data to define future operations.

Management Comments

J. Scott Zimmerman, President and Chief Executive Officer, said: “Increased activity during the first two months of the fourth quarter has set the tone as we move toward a busy 2006.  The recent equity financings have provided Storm Cat with approximately $25 million USD in its treasury, allowing management to execute the development and expansion of its high potential portfolio of unconventional gas opportunities. Specifically, we believe the expansion of our drilling operations in Elk Valley, to the north, finds a highly prospective area within the EnCana farm-in acreage.  We will put the drilling results here under a rigorous evaluation before claiming victory, but, for the time being, we’re pleased by our early well analysis.  The reduction in the drill and completion time for the first wells exceeds our internal expectations.  We hope to improve on drill rates as we gain greater knowledge of the play.  I’ve said before, the Elk Valley play has vast potential for Storm Cat’s shareholder value and, as such, we are focused on proving its potential in 2006.”

About Storm Cat Energy

Storm Cat Energy is an independent oil and gas company focused on the pursuit, exploration and development of large unconventional gas reserves from fractured shales, coal beds and tight sand formations. The company has producing properties in Wyoming’s Powder River Basin, exploitation/development acreage in Canada and Alaska, and high-risk, high-reward exploration acreage in Mongolia. The company’s shares trade on the American Stock Exchange as “SCU” and on the Toronto Venture Exchange as “SME.”

Company Contact:

Scott Zimmerman, President and Chief Executive Officer

Paul Wiesner, Chief Financial Officer

Phone: 87-STORMCAT • www.stormcatenergy.com

By Order of the Board of Directors

Storm Cat Energy Corporation

J. Scott Zimmerman

President

Forward-looking Statements
This press release contains certain forward-looking statements within the meaning of Section 27A of the Securities and Exchange Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended, which are intended to be covered by the safe harbors created therein. Investors are cautioned that all forward-looking statements involve risks and uncertainties, including but not limited to those discussed in the company’s Annual Report for the year ended December 31, 2004. Although Storm Cat Energy believes the assumptions underlying the forward-looking statements contained herein are reasonable, there can be no assurance that the forward-looking statements included in this press release will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion herein should not be regarded as a representation by the company or any other person that the objectives and plans of the company will be achieved.

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RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.